 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Alta Equipment Group Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02128L106
(CUSIP Number)

December 20, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02128L106

1	NAME OF REPORTING PERSON

	VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		925,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

		925,000
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	925,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%
12	TYPE OF REPORTING PERSON

	PN

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CUSIP No. 02128L106

1	NAME OF REPORTING PERSON

	VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		150,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

		150,000
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	PN

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CUSIP No. 02128L106

1	NAME OF REPORTING PERSON

	VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,075,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

		1,075,000
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.3%
12	TYPE OF REPORTING PERSON

	OO

4

CUSIP No. 02128L106

1	NAME OF REPORTING PERSON

	VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,850,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		390,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

		2,850,000
	8	SHARED DISPOSITIVE POWER

		390,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,240,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.0%
12	TYPE OF REPORTING PERSON

	OO

5

CUSIP No. 02128L106

1	NAME OF REPORTING PERSON

	TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,850,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		390,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

		2,850,000
	8	SHARED DISPOSITIVE POWER

		390,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,240,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.0%
12	TYPE OF REPORTING PERSON

	IN

6

CUSIP No. 02128L106

Item 1(a).	Name of Issuer:

Alta Equipment Group Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13211 Merriman Road, Livonia, Michigan 48150

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Voss Value Master Fund, L.P. (“Voss Value Master Fund”)
3773 Richmond, Suite 500
Houston, Texas 77046
Citizenship: Cayman Islands

Voss Value-Oriented Special Situations Fund, L.P. (“Voss Value-Oriented Special Situations Fund”)
3773 Richmond, Suite 500
Houston, Texas 77046
Citizenship: Texas

Voss Advisors GP, LLC (“Voss GP”)
3773 Richmond, Suite 500
Houston, Texas 77046
Citizenship: Texas

Voss Capital, LLC (“Voss Capital”),
3773 Richmond, Suite 500
Houston, Texas 77046
Citizenship: Texas

Travis W. Cocke
3773 Richmond, Suite 500
Houston, Texas 77046
Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

02128L106

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CUSIP No. 02128L106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on December 20, 2023:

(i)	Voss Value Master Fund beneficially owned 925,000 Shares.
(ii)	Voss Value-Oriented Special Situations Fund beneficially owned 150,000 Shares.
(iii)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 925,000 Shares beneficially owned by Voss Value Master Fund and (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.
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CUSIP No. 02128L106

(iv)	Voss Capital, as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain accounts managed by Voss Capital (the “Voss Managed Accounts”), may be deemed the beneficial owner of the (i) 925,000 Shares beneficially owned by Voss Value Master Fund, (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund, and (iii) 2,165,000 Shares held in the Voss Managed Accounts.
(v)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 925,000 Shares owned by Voss Value Master Fund, (ii) 150,000 Shares owned by Voss Value-Oriented Special Situations Fund, and (iii) 2,165,000 Shares held in the Voss Managed Accounts.
(b)	Percent of class:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 32,368,112 Shares outstanding as of November 6, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

As of the close of business on December 20, 2023:

(i)	Voss Value Master Fund may be deemed to beneficially own approximately 2.9% of the outstanding Shares;
(ii)	Voss Value-Oriented Special Situations Fund may be deemed to beneficially own less than 1% of the outstanding Shares;
(iii)	Voss GP may be deemed to beneficially own approximately 3.3% of the outstanding Shares;
(iv)	Voss Capital may be deemed to beneficially own approximately 10.0% of the outstanding Shares (approximately 6.7% of the outstanding Shares are held in the Voss Managed Accounts); and
(v)	Mr. Cocke may be deemed to beneficially own approximately 10.0% of the outstanding Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 02128L106

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on March 3, 2023.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 02128L106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

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